Schedule 13G
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1

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CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  William T. Sena, as Trustee under
                              various trusts
Item 2:   (b) Disclaims membership in a group
Item 3:
Item 4:   United States
Item 5:   106,819
Item 6:   522,000
Item 7:   106,819
Item 8:   522,000
Item 9:   106,819
Item 10:  X
Item 11:  2.3%
Item 12:  IN/00

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Item 1.

     (a)  Name of Issuer

          The Sportsman's Guide, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          411 Farwell Avenue, South St. Paul, MN 55075

Item 2.

     (a)  Name of Person Filing

          William T. Sena

     (b)  Address of Principal Business Office

          300 Main Street, Cincinnati, Ohio   45202-4173

     (c)  Citizenship

          United States

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          848907 20 1

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned

          106,819

     (b)  Percent of Class

          2.3%

     (c)  Number of Shares as to which the Person has:

          (i)  Sole power to vote or to direct the vote
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               William T. Sena, as Trustee under various trusts,
               has sole power to vote 106,819 shares of Common
               Stock.

          (ii) Shared power to vote or to direct the vote

               William T. Sena has shared power to vote 522,000 shares of Common Stock, 420,051 of which are held in the name of the Vincent W. Shiel Family Limited Partnership and 101,949 of which are held in the name of the Helen M. Shiel Family Limited Partnership, of which Mr. Sena expressly disclaims beneficial ownership.

         (iii) Sole power to dispose or to direct the disposition of

               William T. Sena, as Trustee under various trusts, has sole power to dispose of 106,819 shares of Common Stock.

          (iv) Shared power to dispose or to direct the disposition of

               William T. Sena has shared power to dispose of 522,000 shares of Common Stock, 420,051 of which are held in the name of the Vincent W. Shiel Family Limited Partnership and 101,949 of which are held in the name of the Helen M. Shiel Family Limited Partnership, of which Mr. Sena expressly disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          The Vincent W. Shiel Family Limited Partnership and the Helen M. Shiel Family Limited Partnership have the right to receive dividends from, and the proceeds from the sale of, 420,051 and 101,949 shares of Common Stock held by the partnerships, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
          Holding Company

          Not applicable

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Item 8.  Identification and Classification of Members of the Group

          Not applicable

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              WILLIAM T. SENA
                              William T. Sena, as Trustee



Date: February 12, 1999